UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Anthony Brian Goodman

3651 Lindell Road, Suite D131

Las Vegas, NV 89103

(702) 318-7548

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D/A	Page 2 of 7

1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 9,654,079 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 16,154,079 shares of Common Stock(2)*
	8.	Shared Voting Power 7,470,483 shares of Common Stock*
	9.	Sole Dispositive Power 9,654,079 shares of Common Stock(1)*
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

17,124,562 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

23,624,562 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 13.2%(1)* With Series B Preferred Stock (voting only): 16.4%(2)(3)*
14.	Type of Reporting Person IN

(1)

Includes 1,000,000 shares of common stock issuable upon conversion of 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman. Does not include up to 250,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

(2)

Includes the voting rights of the 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman, which each vote 7,500 voting shares, or 7,500,000 voting shares in aggregate. Does not include up to 250,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

(3)

Based solely for the purposes of such calculation on a total of 143,902,717 total voting shares (including 128,902,717 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock), and including shares of common stock issuable upon exercise of options held by Mr. Goodman which are exercisable within 60 days (of which there are none). Does not include up to 250,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 121,783,696 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

CUSIP No. 381098300	Schedule 13D/A	Page 3 of 7

1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock*
	8.	Shared Voting Power 7,470,483 shares of Common Stock*
	9.	Sole Dispositive Power -0- shares of Common Stock*
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,483 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person OO

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 121,783,696 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

CUSIP No. 381098300	Schedule 13D/A	Page 4 of 7

EXPLANATORY NOTE

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”), as amended by Amendment No. 1 thereof dated October 5, 2021, Amendment No. 2 thereto dated March 21, 2022, Amendment No. 3 thereto dated October 4, 2022, Amendment No. 4 thereto dated December 9, 2022, Amendment No. 5 thereto dated February 3, 2023, and Amendment No. 6 thereto dated April 12, 2024 (the Schedule 13D as amended to date, the “Schedule 13D”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” or “Company” means Golden Matrix Group, Inc.; and

•	“Reporting Persons” means Anthony Brian Goodman and Luxor Capital, LLC.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 2. Identity and Background

The last three paragraphs of Item 2 are hereby amended and replaced by the following:

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

•	Aleksandar Milovanović,

•	Zoran Milosevic, and

•	Snežana Božović

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 121,783,696 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

CUSIP No. 381098300	Schedule 13D/A	Page 5 of 7

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On November 29, 2024, Mr. Goodman entered into a Rule 10b5-1 Sales Plan with Oppenheimer & Co. Inc. (“Oppenheimer” and the “10b5-1 Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of selling shares of Common Stock in open market transactions. The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer. The 10b5-1 Plan is intended to comply with Rule 10b5-1 under the Exchange Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer.

As described above, Mr. Goodman has adopted a trading plan in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Common Stock. Otherwise, the Reporting Persons have no current plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 4 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of the Issuer’s securities. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to collectively beneficially own in the aggregate 121,783,696 total voting shares or 84.6% of the Issuer’s total voting shares.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 381098300	Schedule 13D/A	Page 6 of 7

Item 6. Contracts

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the Voting Agreement, is hereby incorporated herein by reference.

10b5-1 Plan

Pursuant to the 10b-5-1 Plan, Mr. Goodman may sell up to 500,000 shares of Common Stock beneficially owned by Mr. Goodman, on the open market, subject to the satisfaction of certain conditions, including, among others, the Company’s trading price. All sales under the 10b5-1 Plan are to be made in the discretion of Oppenheimer and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, potential sales begin on March 31, 2025 and will continue until August 8th 2025, or until all of the shares of Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by the full text of the 10b5-1 Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1

Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2022 (File No. 000-54840), and incorporated by reference herein

2

Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein

3	Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021
4

Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(officer and employee awards – September 2022)(Filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2022, and incorporated by reference herein).

5

Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milosevic and Snežana Božović (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2024, and incorporated herein by reference)

99.1	Form of Rule 10b5-1 Sales Plan (Filed herewith)

CUSIP No. 381098300	Schedule 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2024

/s/ Anthony Brian Goodman
Anthony Brian Goodman

November 29, 2024

Luxor Capital, LLC

/s/ Anthony Brian Goodman
Anthony Brian Goodman Managing Member